UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012.

Commission File No. 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated April 27, 2012

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 27, 2012	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE Stockholm April 27, 2012

MILLICOM INTERNATIONAL CELLULAR S.A.

CONVENING NOTICE FOR ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg
- R.C.S. Luxembourg: B 40.630 –

N O T I C E

IS HEREBY GIVEN that the annual general meeting (“AGM”) and an extraordinary general meeting (“EGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) are convened to be held at the Millicom office at 2 rue du Fort Bourbon, L-1249, Grand-Duchy of Luxembourg, on Tuesday, May 29, 2012 at 10:00 Central European Time (“CET”), to consider and vote on the following resolutions:

AGM

1.                             To elect the Chairman of the AGM and to empower the Chairman to appoint the other members of the Bureau.

2.                             To receive the Board of Directors’ Reports (Rapport de Gestion) and the Reports of the external auditor on (i) the annual account of Millicom for the financial year ended December 31, 2011 and (ii) the consolidated accounts for the financial year ended December 31, 2011.

3.                             To approve the consolidated accounts and the annual accounts for the year ended December 31, 2011.

4.                             To allocate the results of the year ended December 31, 2011. On a parent company basis, Millicom generated a profit of USD 772,381,085. Of this amount, an aggregate amount of approximately USD 243 million corresponding to a gross dividend amount of USD 2.40 per share is proposed to be distributed as dividend from the remaining results of the year ended December 31, 2011 and the balance is proposed to be carried forward to retained earnings.

5.                             To discharge all the current Directors of Millicom for the performance of their mandate during the financial year ended December 31, 2011.

6.                             To set the number of Directors at eight with no Deputy Directors.

7.                             To re-elect Ms. Mia Brunell Livfors as Director for a term ending on the day of the next AGM to take place in 2013 (the “2013 AGM”).

8.                             To re-elect Ms. Donna Cordner as Director for a term ending on the day of the 2013 AGM.

9.                             To re-elect Mr. Allen Sangines-Krause as Director for a term ending on the day of the 2013 AGM.

10.                       To re-elect Mr. Paul Donovan as Director for a term ending on the day of the 2013 AGM.

11.                       To re-elect Mr. Hans-Holger Albrecht as Director for a term ending on the day of the 2013 AGM.

12.                       To re-elect Mr. Omari Issa as Director for a term ending on the day of the 2013 AGM.

13.                       To re-elect Mr. Kim Ignatius as Director for a term ending on the day of the 2013 AGM.

14.                       To elect Mr. Dionisio Romero Paoletti as a new Director for a term ending on the day of the 2013 AGM.

15.                       To elect a Chairman of the Board of Directors.

16.                       To approve the Directors’ compensation, amounting to SEK 6,743,000 for the period from the AGM to the 2013 AGM.

17.                       To elect Ernst&Young S.à r.l., Luxembourg as the external auditor of Millicom for a term ending on the day of the 2013 AGM.

18.                       To approve the external auditor’s compensation.

19.                       To approve a procedure on the appointment of the Nomination Committee and determination of the assignment of the Nomination Committee.

20.

(a)                    To authorise the Board of Directors, at any time between May 29, 2012 and the day of the 2013 AGM, provided the required levels of distributable reserves are met by Millicom at that time, either directly or through a subsidiary or a third party, to engage in a share repurchase plan of Millicom’s shares to be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the 1915 Law and in accordance with the objectives, conditions, and restrictions as provided by the European Commission Regulation No. 2273/2003 of 22 December 2003 (the “Share Repurchase Plan”) by using its available cash reserves in an amount not exceeding the lower of (i) ten percent (10%) of Millicom’s issued and outstanding share capital as of the date of the AGM (i.e., approximating a maximum of 10,200,000 shares corresponding to USD 15,300,000  in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis, in the open market on OTC US, NASDAQ OMX Stockholm or any other recognised alternative trading platform, at an acquisition price which may not be less than SEK 50 per share nor exceed the higher of (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved, provided, however, that when shares are repurchased on the NASDAQ OMX Stockholm, the price shall be within the registered interval for the share price prevailing at any time (the so called spread), that is, the interval between the highest buying rate and the lowest selling rate.

(b)                   To approve the Board of Directors’ proposal to give joint authority to Millicom’s Chief Executive Officer and the Chairman of the Board of Directors to (i) decide, within the limits of the authorization set out in (a) above, the timing and conditions of any Millicom Share Repurchase Plan according to market conditions and (ii) give mandate on behalf of Millicom to one or more designated broker-dealers to implement a Share Repurchase Plan.

(c)                    To authorize Millicom, at the discretion of the Board of Directors, in the event the Share Repurchase Plan is done through a subsidiary or a third party, to purchase the bought back Millicom shares from such subsidiary or third party.

(d)                   To authorize Millicom, at the discretion of the Board of Directors, to pay for the bought back Millicom shares using either distributable reserves or funds from its share premium account.

(e)                    To authorize Millicom, at the discretion of the Board of Directors, to (i) transfer all or part of the purchased Millicom shares to employees of the Millicom Group in connection with any existing or future Millicom long-term incentive plan, and/or (ii) use the purchased shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries, as the case may be, in accordance with the limits set out in Articles 49-2, 49-3, 49-4, 49-5 and 49-6 of the 1915 Law.

(f)                      To further grant all powers to the Board of Directors with the option of sub-delegation to implement the above authorization, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary for the execution of any decisions made in connection with this authorization.

21.                       To approve the guidelines for remuneration to senior management

EGM

1.                             To elect the Chairman of the EGM and to empower the Chairman to appoint the other members of the Bureau.

2.                             To reduce the issued share capital of Millicom by an amount of four million eight hundred thousand United States Dollars (USD 4,800,000) so as to bring the issued share capital from one hundred fifty-seven million four hundred seven thousand three hundred seventy three United States Dollars and fifty cents (USD 157,407,373.50) to one hundred fifty two million six hundred seven thousand and three hundred seventy three United States Dollars and fifty cents (USD 152,607,373.50) by way of cancellation of 3,200,000 shares having a par value of one dollar and fifty cents (USD 1.50) each, fully paid-in, held by Millicom in its issued share capital.

3.                             To cancel 3,200,000 shares held by Millicom in its issued share capital.

4.                             To instruct and delegate power to the Board of Directors to take any actions deemed necessary or useful in connection with items 2 and 3 above.

5.                             To instruct and delegate power to the Board of Directors to amend the shares register to reflect the reduction of the issued share capital of Millicom and the cancellation of 3,200000 shares as per items 2 and 3 above.

6.                             To amend Article 5 of the Articles of Association of Millicom (“Millicom’s Articles”) so as to reflect the reduction of the issued share capital mentioned under item 2.

7.                             To acknowledge and approve the transfer of the registered office of Millicom to 2 rue du Fort Bourbon, L-1249, Luxembourg and to amend Article 2 of Millicom’s Articles to reflect a change of Millicom’s registered office.

NOTES REGARDING THE NOTICE

CHAIRMAN OF THE MEETING (AGM — item 1)

Millicom’s Nomination Committee, proposes Mr. Jean-Michel Schmit, attorney at law (avocat à la Cour), with professional address in Luxembourg, to preside over the AGM.

In case of absence of Jean-Michel Schmit, the Chairman of the Board of Directors of Millicom or in the absence of the Chairman of the Board of Directors, any member of the Board of Directors shall be empowered to appoint the person to preside over the AGM amongst the persons present at the meeting.

The Chairman of the AGM shall be empowered to appoint the other members of the Bureau, i.e. the Secretary and the Scrutineer, amongst the persons present at the meeting.

PARTICIPATION AND PAYMENT INFORMATION FOR PROPOSED DIVIDEND (AGM — item 4)

The Board of Directors of Millicom proposes that the meeting approve a 2011 annual gross cash dividend of USD 2.40 per share to Millicom shareholders, and approximately USD 243 million in total in the manner provided in Article 21 and Article 23 of Millicom’s Articles.

In accordance with Luxembourg income tax law, the payment of dividend to shareholders holding less than 10% of the share capital will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. A reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in case the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

An extract from Millicom’s Form 20-F filing for the fiscal year ended December 31, 2011 regarding U.S. Federal Income Tax Considerations can be found on Millicom’s web page (www.millicom.com) under “AGM 2012”.

Eligible Millicom shareholders will receive their dividends in USD (United States Dollars) whereas holders of Swedish Depository Receipts will be paid exclusively in SEK (Swedish crowns). Millicom shall arrange for a conversion of the dividend from USD to SEK. Such conversion shall be effected at a market rate of exchange, no earlier than eight and no later than two banking days before the payment date, or the day when the funds are made available to Euroclear Sweden AB. The applicable rate of exchange shall be the rate of exchange obtained through the combination of all foreign exchange conversions.

Dividend will be paid to shareholders who are registered in the shareholders registry kept by Millicom, Euroclear Sweden AB (Euroclear) or American Stock Transfer & Trust Company (AST) as of June 1, 2012 (the “Dividend Record Date”).

The ex-dividend date is estimated to be May 30, 2012.

Payment of dividends is planned for June 7, 2012. Holders of Swedish Depository Receipts will be paid by electronic transfer to bank accounts linked to their securities accounts whereas a dividend check will be sent to all other eligible shareholders.

ELECTION OF THE DIRECTORS (AGM — item 6-14)

Millicom’s Nomination Committee proposes that, until the 2013 AGM, Ms. Mia Brunell Livfors, Ms. Donna Cordner, Mr. Allen Sangines-Krause, Mr. Paul Donovan, Mr. Hans Holger Albrecht, Mr. Omari Issa and Mr. Kim Ignatius be re-elected as Directors of Millicom and that Mr. Dionisio Romero Paoletti be elected as a new Director of Millicom.

New Director profile:

Mr. Dionisio Romero Paoletti

Dionisio Romero Paoletti aged 46 is Chairman and President of the Romero Group, a long standing Peruvian business group. The Romero Group was founded by Calixto Romero Hernandez in the late 1800s. Today, the Group comprises numerous companies across a wide range of sectors from consumer products to textiles, logistics, infrastructure, trading and services. Many of these companies are listed and international in scope. In addition, it has a controlling interest in Credicorp (BAP), the largest financial conglomerate in Peru which is listed on the New York and Lima Exchanges.

Dionisio Romero Paoletti has a bachelor’s degree in Economics from Brown University, USA (1984 - 1988) and a master’s degree in Business Administration from Stanford University, USA (1992 - 1994).  His executive career has been within the different companies in the Group.  He succeeded his father as the Chairman of the Romero Group in 2001. He has served as a Board Member of Credicorp and Banco De Credito del Peru since 2003 and as Chairman since 2009.

Board Chairman: Aero Transporte S.A.; Agrícola del Chira S.A.; Agrícola La Carmela S.A.; Agroenergía S.A.; Alicorp S.A.A.; Andean Logistics S.A.C.; Banco de Crédito del Perú; Bioenergía del Chira S.A.; Centro de Servicios Compartidos S.A.; Compañía Almacenera S.A.; Compañía Universal Textil S.A.; Consorcio Naviero Peruano S.A.; Corporación Comercial del Amazonas S.A.; Corporación General de Servicios S.A.; Corporación Pesquera Giuliana S.A.; Credicorp Ltd.; Desarrollos Agroindustriales Sangamayoc S.A.; Desarrollos Inmobiliarios MZ S.A.; Digital Way S.A.; Grupo Piurano de Inversiones S.A.; Industrias del Espino S.A.; Industrias del Shanusi S.A.; Integral Comercial; Interamerica de Comercio S.A.; Inversiones en Puertos S.A.; Inversiones Piuranas S.A.; Limtek Servicios Integrales S.A.; LTL S.A.; Multimercados Zonales S.A.; MZ Inmobiliaria & Desarrolladora S.A.; Pacífico Peruano Suiza Cia. de Seguros; Pacífico Vida Cia. de Seguros S.A.; Palmas del Espino S.A.; Palmas del Oriente S.A.; Palmas del Shanusi S.A.; Procesadora Torreblanca S.A.; Ransa Comercial S.A.; Romero Trading S.A.; Santa Sofía Puertos S.A.; SITEL SA; Sucrolacolera del Chira S.A.; Terminal Internacional del Sur S.A.- TISUR; Terminal Portuario Punta Vegueta S.A. — TPPV; Industria Textil Piura S.A.; Trabajos Marítimos SA — TRAMARSA.

Board member: Fundación Romero; Banco de Credito e Inversiones (BCI); Inversiones Centenario (IC) (Vice Chairman); Cementos Pacasmayo S.A.A.; Hermes Transportes Blindados S.A.

Holdings in Millicom: No holdings.

Mr. Romero Paoletti would qualify as Independent of major shareholders as well as Millicom and its management as defined in the Swedish Code of Corporate Governance.

ELECTION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS (AGM — item 15)

Millicom’s Nomination Committee, supported by the Board of Directors, proposes that Mr. Allen Sangines-Krause, be re-elected as Chairman of the Board of Directors for a term ending at the 2013 AGM.

DIRECTORS’ FEES (AGM — item 16)

Millicom’s Nomination Committee proposes a total of SEK 6,743,000 as cash compensation for the eight Directors expected to serve from the AGM to the 2013 AGM with such total amount to be split between the Directors in accordance with a key proposed by the Nomination Committee.

The Nomination Committee proposes the following:

•                  that the annual fee to ordinary Board Members not employed by Millicom shall be SEK 650,000 per Member (Previously SEK 615,000) and that the annual fee to the Chairman shall be SEK 1,325,000 (Previously SEK 1,250,000),

•                  that the annual remuneration for work on Board Committees be paid to members appointed by the Board and shall be SEK 300,000 to the Chairman of the Audit Committee (Unchanged), SEK 150,000 to each of the other members of the Audit Committee (Unchanged), SEK 58,000 to the Chairman of the Compensation Committee (Unchanged) and SEK 30,000 to each of the other members of the Compensation Committee (Unchanged).

In respect of Directors who did not serve an entire term, the cash compensation will be pro-rated pro rata temporis.

ELECTION OF THE AUDITOR (AGM — item 17)

Millicom’s Nomination Committee, supported by the Board of Directors, proposes that Ernst&Young, Luxembourg, be elected as external auditor for a term ending at the 2013 AGM.

The following process has been used leading up to the proposal from the Nomination Committee. Based on a request from the Audit Committee, a Request for Proposal was sent to the two final candidates after an initial evaluation of six potential candidates. The responses from the two final candidates were received on November 21, 2011 and the proposals were compared using the quality of the overall proposal and the ability to execute to a high standard as the main selection criteria. Some of the parameters evaluated included: knowledge of Millicom, audit team strength, audit methodology, engagement style, support for accounting issues, geographical coverage and co-ordination, and independence.

FEES PAYABLE TO THE AUDITOR (AGM — item 18)

The Nomination Committee proposes that the auditor fees be paid against approved account.

PROCEDURE ON APPOINTMENT OF THE NOMINATION COMMITTEE AND DETERMINATION OF THE ASSIGNMENT OF THE COMMITTEE (AGM — item 19)

The Nomination Committee, appointed in accordance with the procedure that was resolved by the AGM held on 31 May 2011, is composed of the Chairman of the Committee, Cristina Stenbeck, Investment Kinnevik AB, Kerstin Stenberg, Swedbank Robur Funds and Allen Sangines-Krause, Chairman of the Board of Directors.

The Nomination Committee proposes a procedure on appointment of the Nomination Committee, in substance as follows:

The Nomination Committee will be formed during October 2012 in consultation with the larger shareholders of Millicom as at 30 September 2012. The Nomination Committee will consist of at least three members, with a majority representing the larger shareholders of Millicom. The Nomination Committee is appointed for a term of office commencing at the time of the announcement of the third quarter report in 2012 and ending when a new Nomination Committee is formed. The majority of the members of the Committee may not be members of the Board of Directors or employed by Millicom. If the Chairman of the Board of Directors is not a member of the Nomination Committee, then he or she shall be consulted regarding the proposals for the election of new Directors and the evaluation of current Directors. If a member of the Committee resigns before the work is concluded, a replacement member may be appointed after consultation with the larger shareholders of Millicom. However, unless there are special circumstances, there shall not be changes in the composition of the Nomination Committee if there are only marginal changes in the number of votes, or if a change occurs less than three months prior to the Annual General Meeting. Ms. Cristina Stenbeck will be a member of the Committee and will also act as its convenor. The members of the Committee will appoint the Committee Chairman at their first meeting. The Nomination Committee shall be responsible for preparing proposals for the election of Directors of the Board, Chairman of the Board and auditor, in the case that an auditor should be elected, and their remuneration as well as a proposal on the Chairman of the 2013 AGM. The Nomination Committee shall have the right, upon request, to receive personnel resources such as secretarial services from Millicom, and to charge Millicom with costs for recruitment of consultants if deemed necessary.

The Nomination Committee proposes that no remuneration shall be paid to the members of the Nomination Committee and that Millicom shall bear the reasonable expenses reasonably related to the assignment of the Nomination Committee.

SHARE REPURCHASE PLAN (AGM — item 20)

The Board of Directors of Millicom proposes that the meeting approve a Share Repurchase Plan and authorizes the Board of Directors of Millicom, with the option to delegate, to acquire and dispose of Millicom’s shares under the abovementioned Share Repurchase Plan as further detailed below.

a)                  Objectives:

The Share Repurchase Plan will be carried out for all purposes allowed or which would become authorized by the laws and regulations in force, and in particular the 1915 Law and in accordance with the objectives, conditions, and restrictions as provided by the European Commission Regulation No. 2273/2003 of 22 December 2003.

The purpose of the Share Repurchase Plan will be in particular to reduce Millicom’s share capital (in value or in the number of shares) or to meet obligations arising from any of the following:

(a)   debt financial instruments exchangeable into equity instruments;

(b)   employee share option programs or other allocations of shares to employees of the issuer or of an associate company;

(c)   consideration for merger and acquisition purposes.

The transactions over the shares under the Share Repurchase Plan may be carried out by any means, on or off the market or by the use of derivative financial instruments, listed on a regulated stock exchange or transacted by mutual agreement subject to all applicable laws and stock exchange regulations.

b)      Maximum proportion of the share capital that may be repurchased

•        The maximum aggregate number of shares authorized to be purchased is an amount not exceeding the lower of (i) ten percent (10%) of Millicom’s issued and outstanding share capital as of the date of the AGM (i.e., approximating a maximum of 10,200,000 shares corresponding to USD 15,300,000 in nominal value) or (ii) the then available amount of Millicom’s distributable reserves on a parent company basis in the open market on OTC US, NASDAQ OMX Stockholm or any other recognised alternative trading platform. The nominal value or, in the absence thereof, the accountable par value of the acquired shares, including shares previously acquired by Millicom and held by it (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law), and shares acquired by a person acting in his own name but on Millicom’s behalf, may not exceed ten percent (10%) of the issued share capital, it being specified that (i) such limit applies to a number of shares that shall be, as necessary, adjusted in order to take into account transactions affecting the share capital following the AGM as further detailed under c) below, (ii) that the acquisitions carried out by Millicom may in no event cause it to hold, directly or indirectly, more than ten percent (10%) of the share capital, (iii) the aggregate amount that Millicom may assign to the buyback of its own shares shall be set in accordance with the provisions of the 1915 Law.

•        The acquisitions may not have the effect of reducing Millicom’s net assets below the amount of the subscribed share capital plus those reserves, which may not be distributed under law or Millicom’s Articles.

•        Only fully paid-up shares may be included in the transactions.

c)      Price and volume considerations

The minimum and maximum purchase prices at which Millicom may repurchase its shares to be set at:

•        Minimum repurchase price: SEK 50

•        Maximum repurchase price not to exceed the higher of: (x) the published bid that is the highest current independent published bid on a given date or (y) the last independent transaction price quoted or reported in the consolidated system on the same date, regardless of the market or exchange involved.

The AGM grants all powers to the Board of Directors to proceed with unit price adjustments and the maximum number of securities to be acquired in proportion to the variation in the number of shares or their nominal value resulting from possible financial operations by Millicom such as but not limited to capital increase by incorporation of reserves and free allocation of shares or in case of splitting or regrouping of shares et sq.

Any transaction undertaken by Millicom under the Share Repurchase Plan as to price and volume will be undertaken in accordance with all legal and stock exchange requirements, including those of the European Commission Regulation No. 2273/2003 of 22 December 2003 or any accepted market practices as defined under the Directive 2003/6/EC dated 28 January 2003 on insider dealing and market manipulation. The aforementioned includes that, when shares are repurchased on the NASDAQ OMX Stockholm, the price shall be within the registered interval for the share price prevailing at any time (the so called spread), that is, the interval between the highest buying rate and the lowest selling rate

d)      Duration

Such a Share Repurchase Plan will start no earlier than May 29, 2012, and end no later than at the earliest of (i) the 2013 AGM, (ii) the moment on which the aggregate value of shares repurchased by Millicom since the start of this Share Repurchase Plan reaches the limits indicated under (b) above; (iii) the moment on which Millicom’ shareholding (including the stakes held by other group companies referred to in Article 49bis of the 1915 Law and shares acquired by a person acting in his own name but on Millicom’s behalf) reaches 10 per cent of the subscribed share capital in accordance with Article 49-2 (1) of the 1915 Law or (iv) within eighteen months as of the date of the AGM.

GUIDELINES FOR REMUNERATION TO SENIOR MANAGEMENT (AGM — item 21)

The Board of Directors proposes that the meeting resolves on the following guidelines for remuneration and other employment terms for the senior management for the period up to the 2013 AGM.

Compensation guidelines

The objective of the guidelines is to ensure that Millicom can attract, motivate and retain executives, within the context of Millicom’s international talent pool, which consists of Telecom & FMCG companies. The compensation shall be based on conditions that are market competitive in Europe and at the same time aligned with shareholders’ interests. Compensation of the Executives shall consist of a fixed and variable salary, as well as the possibility of participation in the equity based long-term incentive programs and pension schemes. These components shall create a well balanced compensation reflecting individual performance and responsibility, both short-term and long-term, as well as Millicom’s overall performance.

Base salary

The Executives’ base salary shall be competitive and based on the individual Executive’s responsibilities and performance.

Variable remuneration

The Executives may receive variable remuneration in addition to base salary. The maximum target variable remuneration in any Executive’s contract is 100 percent of the base salary and in case of exceptional performance the actual amount can reach 200%. The variable remuneration shall be based on the performance of the Executives in relation to established goals and targets.

Long-term Incentive Plans (LTIPs)

The LTIPs consist of a deferred share plan and a performance share plan. Shares awards granted under the deferred share plan are based on personal and corporate performance of the previous year and the awards vest over 3 years, 16.5% year 1, 16.5% year 2 and 67% year 3. Shares granted under the performance share plan vest at the end of a three-year period, whereby vesting is subject to certain company performance conditions. The latter plan requires the participant to own shares in Millicom.

Other benefits

Other benefits can include, for example, a car allowance, medical coverage and in some cases, housing allowance, school fees, home leave and other travel expenses.

Pension

The Executives are entitled to participate in a global pension plan, covering also death and disability insurance, in accordance with European standards.  The global pension plan is secured through premiums paid to insurance companies.

Notice of termination and severance pay

The maximum notice period in any Executive’s contract is twelve months.

Deviations from the guidelines

In special circumstances, the Board of Directors may deviate from the above guidelines, for example additional variable remuneration in the case of exceptional performance. In such a case the Board of Directors will explain the reason for the deviation at the following Annual General Meeting.

CHAIRMAN OF THE EGM (EGM — item 1)

Millicom’s Nomination Committee, proposes Mr. Jean-Michel Schmit, attorney at law (avocat à la Cour), with professional address in Luxembourg, to preside over the EGM.

In case of absence of Jean-Michel Schmit, the Chairman of the Board of Directors of Millicom or in the absence of the Chairman of the Board of Directors, any member of the Board of Directors shall be empowered to appoint the person to preside over the EGM amongst the persons present at the meeting.

The Chairman of the EGM shall be empowered to appoint the other members of the Bureau; i.e.the Secretary and the Scrutineer, amongst the persons present at the meeting.

SHARE CAPITAL REDUCTION BY CANCELLATION OF SHARES (EGM — item 2)

The Board of Directors of Millicom proposes that the meeting approve the cancellation of 3,200,000 shares acquired during a Share Repurchase Plan and the reduction of the issued share capital of Millicom by an amount of USD 4,800,000.

AMENDMENT OF ARTICLES OF INCORPORATION ( EGM — item 6)

As a consequence of item 2 of the agenda, the EGM shall resolve to amend Article 5 paragraph 2 of Millicom’s Articles to reflect the above resolutions so that it reads as follows:

“The Company has an issued capital of one hundred fifty two million six hundred seven thousand and three hundred seventy three United States Dollars and fifty cents (USD 152,607,373.50) represented by one hundred and one million seven hundred thirty eight thousand two hundred forty nine (101,738,249) shares with a par value of USD 1.50 each, fully paid-in. “

AMENDMENT OF ARTICLES OF INCORPORATION (EGM — item 7)

The EGM shall acknowledge and approve the transfer of the registered office of Millicom to 2 rue du Fort Bourbon, L-1249, Luxembourg and amend Article 2, first paragraph, of Millicom’s Articles as follows:

“The Company will have its registered office in Luxembourg City.”

QUORUM AND MAJORITY

There is no quorum of presence requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares present or represented.

The EGM will validly deliberate on the resolutions on its agenda only if at least 50% of the issued share capital is present or represented (the “Quorum”) at the first meeting and will validly be adopted only if approved by at least 2/3 of the votes cast at the EGM. If the Quorum is not reached at the first meeting, the Board of Directors will convene a second EGM at which no quorum will be required. Each share is entitled to one vote.

OTHER INFORMATION

Millicom has issued 104,938,249 outstanding shares with a nominal value of USD 1.50. Millicom holds certain own shares in treasury. Voting rights attached to those shares hold in treasurty are suspended by law.

1.      Right to propose new items to the agenda and to file draft resolutions

One or several shareholders or holders of Swedish Depository Receipts (“SDRs”) representing, individually or collectively, at least 5 % of the share capital of Millicom may require that some additional items be put on the agenda of the AGM and/or the EGM and propose draft resolutions with regards to items included or to be included in the agenda of the AGM and/or the EGM.

These rights shall be exercised in writing and shall be submitted to Millicom by mail at the following address: Millicom’s registered office at the following address and contact numbers: Millicom International Cellular S.A., 2 rue du Fort Bourbon, L-1249, Luxembourg, attention: Corporate Secretary, by telephone: + 352 27 759 477, by fax: + 352 27 759 353 or by e-mail at the following address: information@millicom.com. , no later than May, 7 2012 and the revised agenda will be published by Millicom, at the latest on May, 14 2012.

The shareholders or holders of SDRs who send a request to Millicom to add an item to the agenda must send together with their request a justification thereof or a draft of the resolution to be adopted at the AGM and/or EGM. They must indicate the mail or e-mail address to which the acknowledgment of receipt of their request may be sent to by Millicom within forty-eight (48) hours upon receipt of their request.

2.      Right to have access to the documents and information related to the AGM and EGM

The following documents and information related to the AGM or EGM are available to the shareholders and holders of SDRs at the above mentioned address of Millicom and on Millicom’s website, (www.millicom.com):

•        this convening notice;

•        the notification form to attend at the AGM and the EGM;

•        the proxy form for direct shareholders and holders of SDRs;

•        the draft resolutions of the AGM and of the EGM;

•        Millicom’s consolidated accounts and the parent company (Millicom) annual accounts as at and for the year ended December 31, 2011, the Directors’ Report and the Report of the external auditor, the list of board members and auditor(s) and the list of sovereign debt, shares, bonds and other company securities making up the portfolio of Millicom;

•        an extract from Millicom’s Form 20-F filing for the fiscal year ended December 31, 2011

•        the Nomination Committee’s motivated statement explaining its proposals regarding the Board of Directors and information on the proposed directors of Millicom.

•        the evaluation of the programmes for variable remuneration to the executive management and the current remuneration structure and levels of remuneration in Millicom.

The shareholders and holders of SDRs may also receive a copy of the above mentioned documents by sending a request by mail at the above mentioned address of Millicom, or by e-mail at the above mentioned e-mail address of Millicom.

3.      Right to participate at the AGM and the EGM in person or represented by way of a power of attorney

3.1   Direct Shareholders

Participation at the AGM and the EGM is reserved to shareholders who are duly registered as holder of shares in the share register of Millicom, and/ or AST on May, 15 2012 (the “Record Date”) at 11.59 p.m. (CET) and file their intention to attend the AGM and/or the EGM by mail to the above mentioned address or e-mail address of Millicom, so that it shall be received no later than on the Record Date (inclusive). The form of notification of attendance may be downloaded from Millicom’s website, www.millicom.com, or may be requested free of charge from Millicom at the mail or e-mail address mentioned above, Shareholders may be represented at the AGM and/or EGM by signing and sending by mail or by e-mail (with the original to follow by post) to Millicom a duly completed and signed power of attorney so that it shall be received by Millicom no later than on May, 24 2012 at 16.00 (CET). Powers of attorney forms for the AGM and for the EGM are available at the same address and on Millicom’s website.

3.2.  Holders of SDRs

Participation at the AGM and the EGM is reserved to holders of SDRs who are duly registered as holder of SDRs in the records maintained by Euroclear Sweden AB as of the Record Date at 11.59 p.m. (CET) and who notify their intention to attend the AGM and/or the EGM to Skandinaviska Enskilda Banken AB (publ) (“SEB”) by mail at the following address: SEB, Issuer Agent Department, R B6, 106 40 Stockholm, Sweden, by email to; issuedepartment@seb.se or by fax to; fax number +46 8 763 6250 so that the notification shall be received by SEB no later than on the Record Date (inclusive). The form of notification of attendance may be downloaded from Millicom’s website, www.millicom.com, or may be requested free of charge from Millicom at the address mail or e-mail mentioned above, or may be requested from SEB at the mail or e-mail address mentioned above.

Those holders of SDRs having registered their SDRs in the name of a nominee must temporarily re-register the SDRs in their own name in the records maintained by Euroclear Sweden AB in order to exercise their shareholders’ rights at the AGM and the EGM. SDR holders wishing to re-register must inform their nominee well in advance of the Record Date so that they appear on the records maintained by Euroclear Sweden AB on the Record Date at 11.59 p.m. (CET). Please note that SDRs holders who have not re-registered their SDRs with Euroclear Sweden AB effective on the Record Date at 11.59 p.m. (CET) will not be eligible to participate in the AGM or the EGM (as applicable).

Holders of SDRs, wishing to be represented at the AGM and/or at the EGM by an attorney-at-fact, must send a duly completed, dated and signed power of attorney, whereby the holder of SDRs authorises the Chairman of the AGM and the EGM (as applicable) or another designated person to represent him/her/it at the AGM and the EGM (as applicable), to SEB at the address above mentioned (by post or by e-mail with the original to follow by post), so that it shall be received no later than on May, 24 2012 at 16.00 CET. The power of attorney form may be obtained by sending a request to SEB at the mail or e-mail address mentioned above, or may be downloaded from Millicom’s website, www.millicom.com.

Only the persons that are shareholders or holders of SDRs on the Record Date and who comply with the above procedure may participate and vote at the AGM and/or the EGM (as applicable). Notwithstanding the above rules, the Bureau of the AGM or the EGM (as applicable) shall have the discretionary power to accept a power of attorney received after the above mentioned deadlines to be accounted for the votes cast at the AGM or the EGM (as applicable).

Please note that conversions from shares into SDRs and vice versa will not be permitted from May 29, 2012 up to and including the Dividend Record Date (June 1, 2012).

April 27, 2012	The Board of Directors

Contacts

Chairman of the Board of Directors
Allen Sangines-Krause	Tel: +352 27 759 327

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 27 759 479
Emily Hunt	Tel: +44 7779 018 539

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.